UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2007

Commission File Number 0-51016

Exeter Resource Corporation

(Translation of registrant's name into English)

Suite 1260, 999 West Hastings Street, Vancouver, B.C. Canada V6C 2W2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes ☐     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

For Immediate Release: NR 07- 09

DON SIXTO (LA CABEZA) DRILLING EXTENDS LUNA ZONE TO THE NORTHEAST AND SOUTHWEST

Vancouver, BC, April 4, 2007 – Exeter Resource Corporation (AMEX:XRA, TSX-V:XRC, Frankfurt: EXB – “Exeter”) reports that results from twenty-three new drill holes have further defined extensions to the Luna Zone at its Don Sixto (La Cabeza) gold project, in Argentina. The Luna Zone is one of five mineralized zones at Don Sixto.

A series of nine drill holes have further defined an “en echelon set” of northwest striking veins, dipping shallowly to the southwest, that extend under sand cover from the Luna Zone. These veins appear to be a north-eastern extension of the set of mineralized structures that constitute the known Luna deposit. The new area of mineralization has a minimum strike length of 200 metres (“m”) and remains open. Significant preliminary assay results include:

•	4.4 metres (“m”) at a grade of 3.4 grams per tonne (“g/t”) gold in hole LCD-197,
•	17.2 m at a grade of 2.5 g/t gold in hole LCD-200,
•	3.0 m at a grade of 6.6 g/t gold in hole LCP-264,
•	5.0 m at a grade of 3.0 g/t gold in hole LCP-274, and
•	8.0 m at a grade of 5.5 g/t gold and 9.0 m at a grade of 5.2 g/t gold in hole LCP-313.

An additional fourteen drill holes have continued to expand, both laterally and at depth, the “Luna Extensions” reported in Exeter’s news release dated December 11, 2006, which are located under an area of sand cover and are situated southwest of the main Luna Zone. Significant preliminary assay results include:

•	12.5 m at a grade of 2.2 g/t gold in hole LCD-186,
•	6.0 m at a grade of 3.2 g/t gold in hole LCP-254,
•	4.0 m at a grade of 3.1 g/t gold in hole LCP-318,
•	2.5 m at a grade of 3.2 g/t gold in hole LCD-206,
•	13.3 m at a grade of 3.0 g/t gold in hole LCD-185,
•	1.3 m at a grade of 3.0 g/t gold in hole LCD-180,
•	1.0 m at a grade of 3.7 g/t gold and 1.0 m at a grade of 6.0 g/t gold in hole LCD-208, and
•	3.0 m at a grade of 4.2 g/t gold in hole LCP-322.

The entire Luna Extensions Zone now extends along strike for at least 750 metres and remains open to the northwest and to depth.

A significant new assay result of 1.0 m at a grade of 8.8 g/t gold is reported from hole LCP-239. The result represents a one metre interval re-sampling of the hole, originally reported in the press release dated December 11, 2006, as 3.0 m grading 3.2 g/t gold. The new one metre intervals, composited into a three metre composite, assayed 3.0 m grading 3.0 g/t gold.

Exeter’s Chairman, Yale Simpson, commented: “The Luna Zone at Don Sixto is developing into a significant gold mineralized corridor. Our technical team has demonstrated it to be at least 500 metres wide and 750 metres long. Additional drilling will be required to determine the ultimate limits to the mineralization.

Currently, a new resource estimate, in compliance with National Instrument 43-101 is underway for Don Sixto. We expect that the results of that new resource estimate will be released in May or June.”

For a detailed map showing locations please click here

For a complete list of significant drill results, at a cut-off grade of 0.5g/t gold, and a discussion of those results please click here

TABLE OF SIGNIFICANT PRELIMINARY ASSAY DRILL RESULTS FROM 23 DRILL HOLES IN THE LUNA ZONE AT DON SIXTO PROJECT

NEWS RELEASE NR 07- 09 DATED APRIL 4, 2007

Significant assay results from the new drilling, at a cut-off grade of 0.5 grams per tonne (“g/t”) gold, are as follows:

Drill Hole	From (metres)	To (metres)	Width (metres)	Gold grade (g/t)
LCD-180	94.5	99.0	4.5	1.2
including	94.5	95.0	0.5	2.1
	101.7	103.0	1.3	3.0
	113.0	114.0	1.0	1.1
LCD-183	73.4	74.2	0.8	2.1
	102.2	102.8	0.6	1.1
	120.0	123.0	3.0	1.0
	126.6	127.3	0.7	2.9
	134.2	134.8	0.6	2.4
	136.5	138.0	1.5	1.5
	142.5	144.2	1.7	0.7
LCD-185	35.8	41.0	5.2	1.3
	58.0	59.0	1.0	2.2
	111.0	124.3	13.3	3.0
including	114.8	116.9	2.1	5.2
and	120.1	121.0	0.9	5.7
including	123.2	124.3	1.1	8.9
	212.1	214.0	1.9	1.9
LCD-186	3.3	6.0	2.7	0.8
including	3.3	4.1	0.8	1.2
and	5.0	6.0	1.0	1.0
	9.0	21.5	12.5	2.2
including	10.7	11.6	0.9	4.1
and	17.0	19.6	2.6	4.1
LCD-188	26.8	27.7	0.9	0.8
	28.9	30.0	1.1	1.0*
	37.0	43.0	6.0	0.9
including	41.0	43.0	2.0	1.8
	50.0	51.0	1.0	1.1
LCD-189	54.0	63.0	9.0	0.8
including	55.1	56.3	1.2	1.7
	112.0	114.0	2.0	1.3
LCD-190	48.0	49.0	1.0	1.3
	59.0	62.0	3.0	0.9
including	59.0	60.3	1.3	1.3

	148.3	149.7	1.4	1.2
	179.0	182.0	3.0	0.7
including	180.0	181.0	1.0	1.1
LCD-192	22.7	23.5	0.8	7.1
	31.0	32.7	1.7	1.6
including	31.8	32.7	0.9	2.3
LCD-197	36.0	37.0	1.0	1.4
	42.3	43.1	0.8	1.6
	58.0	60.0	2.0	1.3
	67.7	72.1	4.4	3.4
including	68.5	70.4	1.9	7.0
LCD-200	14.0	16.7	2.7	5.3
including	16.2	16.7	0.5	18.1
	26.0	28.0	2.0	2.6
including	27.0	28.0	1.0	4.6*
	33.0	34.0	1.0	1.2
	43.3	51.2	7.9	0.8
including	47.0	47.5	0.5	3.4
and	50.6	51.2	0.6	2.1
	70.2	73.5	3.3	1.2
including	72.5	73.5	1.0	2.5
	86.5	87.1	0.6	2.3
	102.0	103.7	1.7	1.2
	123.6	126.6	3.0	1.7
including	123.6	124.6	1.0	4.3
	129.8	147.0	17.2	2.5*
including	129.8	131.7	1.8	5.0
and	133.2	133.8	0.6	14.5
and	142.1	143.2	1.1	5.3
and	146.0	147.0	1.0	5.9
LCD-206	141.5	145.0	3.5	0.7
	147.1	149.6	2.5	3.2 **
including	148.3	149.0	0.7	4.9
	151.7	152.4	0.7	1.0
	159.4	161.7	2.3	0.7
including	160.9	161.7	0.8	1.1
LCD-208	84.0	85.0	1.0	3.7
	97.0	98.0	1.0	6.0
	101.0	102.9	1.9	0.9
	105.6	108.0	2.4	0.9
including	105.6	106.6	1.0	1.3
	110.2	114.5	4.3	1.1
including	110.2	112.0	1.8	1.8
	128.9	129.6	0.7	3.2

LCP-254	19.0	22.0	3.0	2.0
	71.0	77.0	6.0	3.2**
including	74.0	77.0	3.0	4.9
LCP-255	31.0	34.0	3.0	0.7
	42.0	44.0	2.0	0.5
	45.0	48.0	3.0	0.9
including	45.0	46.0	1.0	1.3
	50.0	51.0	1.0	1.3
LCP-264	24.0	27.0	3.0	6.6
including	24.0	25.0	1.0	18.4
	117.0	118.0	1.0	2.0
LCP-274	53.0	58.0	5.0	3.0
including	53.0	55.0	2.0	6.1
	87.0	88.0	1.0	1.6
LCP-275	9.0	18.0	9.0	0.7
LCP-280	95.0	101.0	6.0	0.8
including	96.0	97.0	1.0	1.8
	104.0	109.0	5.0	1.2
including	108.0	109.0	1.0	2.1
LCP-313	56.0	57.0	1.0	7.9
	64.0	72.0	8.0	5.5
including	64.0	65.0	1.0	25.3
and	67.0	68.0	1.0	10.5
	81.0	90.0	9.0	5.2
including	81.0	82.0	1.0	9.3
and	83.0	85.0	2.0	11.3
LCP-318	61.0	65.0	4.0	3.1
including	61.0	62.0	1.0	7.5
	70.0	71.0	1.0	1.0
LCP-321	7.0	12.0	5.0	4.2
including	7.0	8.0	1.0	15.6
	97.0	100.0	3.0	1.2
including	99.0	100.0	1.0	2.4
LCP-322	21.0	24.0	3.0	4.2
including	23.0	24.0	1.0	11.1

Notes:

All results are down-hole intervals and may not represent true widths mineralization.

*

Regular whole core samples of HQ-size diamond drill core, in representative rock types (in both mineralized and un-mineralized rocks) have been collected and dispatched to the University of San Juan in Argentina for simple compression tests (“SCT”). In each case, for reporting purposes, the intervals have been assigned a gold grade of zero. The drill intercepts thus affected include the following:

In LCD-188, the interval from 30.0 to 31.0 metres, and

In LCD-200, the interval from 28.0 to 29.0 metres and 137.9 to 138.9 metres.

**

Drill hole LCP-254 intersected mineralization, greater than 0.5 g/t gold, in the intervals 70.0 to 71.0 metres and 72.0 to 73.0 metres. Given that the core recoveries in the two intervals were significantly less than that required for reporting purposes, the intervals were assigned a gold grade of zero. This hole represents an exploratory hole at the end of one of the fences of drilling to test for mineralization under sand cover, and will be followed up by additional drilling.

For a detailed map showing drill hole locations please click here

Drill holes LCD-197, LCD-200, LCP-264, LCP-274, LCP-275, LCP-280, LCP-313 and LCP-321 were exploratory holes to test the potential for “en echelon” style continuation, to the north and northeast, of the relatively shallow dipping mineralization at the main Luna Zone. The first indication of the potential in this area, was from LCP-148 which returned 12.0 metres at a grade of 2.4 g/t gold (refer to the press release dated May 9, 2005) and from LCP-226 which returned 6.0 metres at a grade of 1.5 g/t gold (refer to the press release dated September 18, 2006). The drilling has confirmed the presence of significant mineralization at this zone beneath sand cover, which has been defined over a minimum strike length of 200 metres, and is open, both to the northwest and southeast. Note that the mineralized intervals reported in the above table, for drill holes LCP-321 and LCD-200, include the shallower intervals, above the 15 metre and 100 metre levels, respectively, which represent mineralization at the main Luna Zone. Drill hole LCP-319, located to the southeast of the zone, also intersected mineralization greater than 0.5 g/t gold, inferring that the zone continues to the southeast. Given that the sample recoveries for this hole were significantly less than those required for reporting purposes, it has not been included in the above table.

Drill holes LCD-186, LCD-188, LCD-189 and LCD-192 represent infill drilling at the zone west of the main Luna Zone. LCD-186 is significant in that it is the most north-western drill hole in the area, and has intersected near surface mineralization over a greater width than was previously encountered. Additional drilling is planned in this area.

Drill holes LCP-254 and LCP-255 were drilled as part of the reconnaissance fence drilling program that tested for mineralization beneath sand cover. LCP-254 is significant in that it tested the north-western extension of a known vein and intersected but at a greater depth. The drill hole intersected higher grades and greater width of mineralization than was previously known (the nearby drill hole, LCP-187 returned 3.0 metres at a grade of 2.6 g/t gold).

LCP-239, LCP-318, LCD-180, LCD-183, LCD-185, LCD-190, LCD-206 and LCD-208 all represent step back or infill drilling within the “Luna Extensions” area, located south of the main Luna Zone. All of the holes confirmed the continuity of mineralization at depth. In the case of LCD-185, mineralization was intersected over a greater width and at a higher grade than previously intersected in shallower drill hole LCD-160. The shallower hole returned 12.0 metres at a grade of 1.0 g/t gold and 6.0 metres at a grade of 1.4 g/t gold (refer to the press release dated December 11, 2006).

Quality Control and Assurance

The gold assay results presented above are preliminary and have been calculated using a 0.5 g/t gold cut-off grade, with no cutting of high grades. All reverse circulation drill samples are collected using a cyclone in one metre intervals; the majority are then composited into three metre samples. The results in the table above are a combination of one metre re-sampled intervals or the original three metre composites. All diamond drill core samples are spilt on regular metre intervals or on geological contacts and represent sawn half HQ-size core. Samples were prepared at the ALS Chemex preparation facility in Mendoza and assayed by fire assay (50 gram charge) at the ALS Chemex laboratory in Chile, both ISO-9001:2000 certified laboratories.

Check assaying of all samples assaying greater than 1.0 g/t gold will be completed by ALS Chemex. Standard and blank samples are used throughout the sample sequence as checks for the diamond drilling reported in this release. Standard, blank and duplicate samples are used throughout the sample sequence as checks for the resource definition reverse circulation drilling. Blank and duplicate samples are used throughout the sample sequence as checks for the exploratory reverse circulation drilling.

Matthew Williams, Exeter’s Exploration Manager and a “qualified person” within the definition of that term in National Instrument 43-101, Standards of Disclosure for Mineral Projects, has supervised the preparation of the technical information contained in this table that accompanies the news release.

Quality Control and Assurance

The gold assay results presented above are preliminary and have been calculated using a 0.5 g/t gold cut-off grade, with no cutting of high grades. All reverse circulation drill samples are collected using a cyclone in one metre intervals; the majority are then composited into three metre samples. The results reported above are a combination of one metre re-sampled intervals or the original three metre composites. All diamond drill core samples are spilt on regular metre intervals or on geological contacts and represent sawn half HQ-size core. Samples were prepared at the ALS Chemex preparation facility in Mendoza and assayed by fire assay (50 gram charge) at the ALS Chemex laboratory in Chile, both ISO-9001:2000 certified laboratories.

Check assaying of all samples, assaying greater than 1.0 g/t gold, will be completed by ALS Chemex. Standard and blank samples are used throughout the sample sequence as checks for the diamond drilling results reported in this release. Standard, blank and duplicate samples are used throughout the sample sequence as a check for the resource definition reverse circulation drilling. Blank and duplicate samples are used throughout the sample sequence as checks for the exploratory reverse circulation drilling. Note that the drill widths presented above are drill intersection widths and may not represent true widths.

Matthew Williams, Exeter’s Exploration Manager and a “qualified person” within the definition of that term in National Instrument 43-101, Standards of Disclosure for Mineral Projects, has supervised the preparation of the technical information contained in this news release.

About Exeter

Exeter is a Canadian mineral exploration company focused on the discovery and development of epithermal gold-silver properties in South America.

The Don Sixto Project in Argentina is rapidly advancing towards a decision on mine development options. A multi-rig drilling program was completed in December 2006, and core logging, sampling and assaying are nearly complete. A new, independently determined, resource calculation is scheduled for release in late May or early June, ahead of a Development Options Study, to establish the parameters necessary for feasibility and environmental studies. Further news releases over the coming weeks will update developments as they become available.

On December 20, 2006, Exeter reported that the Governor of Mendoza had vetoed legislation, which would have suspended the granting of new exploration and mining licences in Mendoza, until a new environmental plan was approved. A Senate committee was reportedly established to consider environmental legislation proposed by the Governor. Exeter understands that the committee was to commence meetings in early 2007. To date, as far as the Company is aware, the committee has not convened to consider these matters.

In the prospective Patagonia region, of Argentina, Exeter is currently drilling the Cerro Moro epithermal gold property, one of 12 gold and silver properties that constitute a strategic agreement with Cerro Vanguardia S.A., an AngloGold Ashanti subsidiary. High grade gold-silver drill intersections reported from the last two drilling phases, warrant extending a drilling program through the remainder of 2007.

In the Maricunga district of Chile, the Caspiche project is the principal property of a strategic agreement with Minera Anglo American Chile Limitada and Empresa Minera Mantos Blancos S.A. Exeter recently completed a six drill hole program and has mobilized a rig to conduct further drilling ahead of the onset of winter.

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In southern Chile, Exeter is prospecting 48 gold, silver and copper targets under a strategic agreement with Rio Tinto Mining and Exploration Limited.

You are invited to visit the Exeter web site at www.exeterresource.com

EXETER RESOURCE CORPORATION

Bryce Roxburgh

President and CEO

For further information, please contact: Bryce Roxburgh, President or Rob Grey, Investor Relations Tel: 604.688.9592 Fax: 604.688.9532 Toll-free: 1-888-688-9592	Suite 1260, 999 West Hastings Street Vancouver, B.C. Canada V6C 2W2 exeter@exeterresource.com

Safe Harbour Statement - This news release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995, including, but not limited to, those referring to the timing of a new resources estimate, planned activities at Don Sixto and at the Company’s other projects. These statements reflect our current belief and are based upon currently available information. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of Exeter.

THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXETER RESOURCE CORPORATION

(Registrant)

Date April 4, 2007

By:	/s/ Yale Simpson

Yale Simpson, Executive Chairman, Director